Filed by Cimarex Energy Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cimarex Energy Co.

Commission File No.: 001-31446
Date: May 26, 2021

The following communication is being filed in connection with the proposed merger of Cimarex Energy Co. (“Cimarex”) and Cabot Oil & Gas Corporation (“Cabot”).

The following is a transcript of an Employee Town Hall held by Cabot via recorded webcast on May 25, 2021.

Thomas E. Jorden, Chairman, CEO and President, Cimarex: Thanks for joining us this morning. I’m Tom Jorden, CEO of Cimarex, and I am delighted to be talking to you today and I’m really excited about what we’re here to talk about.

You know, as obviously you’re aware, this week we announced the combination of Cabot and Cimarex to form a new company. And this will be neither Cimarex nor Cabot, it will be something new, something great and something that we are really excited to build together. You know you might ask well why now? Why Cimarex? Why Cabot? What’s that all about? Well Cimarex and Cabot have two of the premier assets in our space – second to none. There’s no overlap but when you look at the quality of the opportunities, the returns on those investments, they are truly two of the best assets in our sector.

And as I’ve said, and as some of you may have heard me say on our call yesterday, I think great companies are defined by three fundamental things. A great organization, great assets and great financial strength. And the combination of Cimarex and Cabot not only checks all those boxes but, we’re best in class in all three, and I don’t list them in that order casually. Best organization, best assets, best balance sheet. Great companies start with the organization. They start with shared values, a culture that’s meaningful, they start with a work force that trusts their leadership and leadership that trusts their workforce.

And so I have long admired Cabot and I have long admired Dan Dinges. Dan and I have known each other for many years and with his leadership of Cabot, one of the premier companies in our sector has been built. And Dan and I started collaborating and we looked ahead to the challenges that we faced individually and as an industry. The challenges around the energy transition, the challenges around regulatory environment that supports that energy transition, some coming challenges in the financial markets but also the challenge around what investors are demanding of us in terms of returning cash to our owners on a consistent basis. And when we put the combined strength of Cimarex and Cabot together, it generates a company that has remarkably stable cash flow through the ying and yang of commodity cycles. You know oil can be up or gas can be up or they can both be down or both be up but the power of this combination is the stability of the cash flow and our ability to generate consistent superior results over time.

And we believe that when you look at the quality of that asset, the quality of that organization and that financial stability, you just go “wow” and this is a company and combination that will be better than Cimarex, better than Cabot and something new and will attract widespread investor interest.

Well we have a lot of work to do. You know we announced yesterday and quite frankly, we surprised the marketplace. I know many of you saw that and we expected to and quite frankly we broke all their rules. We’re forming a new company built for shale 3.0. It doesn’t fit the classic mold and we knew this. So steady as she goes, we’ve got thick skin, we’re going to weather through it and convince our skeptics that this new company is going to be the premier E&P company.

You know I’ll tell you a little about myself. My background, I’m a geophysicist. I have a bachelors and a masters in geophysics, so I come at this from more of a technical angle. I love what I do, I love the organization, the challenge of building an organization, giving people opportunity and seeing them thrive over time. And you know Cabot and Cimarex share a lot of values and I think it’s important for you to understand the values that I bring to this combined company.

Well first and foremost, I believe in shareholder returns. That we must invest capital with our shareholders in mind, be disciplined when we do that, be rigorous in how we analyze our investment opportunities, be transparent in grading ourself and really being a culture of transparency around our results and what we expect of ourselves.

So you know I think you can expect from me, we love to measure ourselves, we love to have objective measures. You know that’s a part of our business where you’re flying by instruments. What we can never do in an E&P company is run it on hope. It’s got to be good objective measures of our success and also a good honest examination of our failures. You know and I will tell you that I broadly support a culture of transparency, where people are free to speak their mind, free to argue, free to disagree. You know I’ll tell you all now, if I’m in a meeting with you and I’m offering an opinion you disagree with, I want to hear the argument, that’s just my style. I really do listen to contrary opinions and it informs and betters my own thinking.

So, you know, the shared value we have, and I know this is nothing new to you, is one of transparency, one of shareholder values. And then we will work hard, I will work hard to earn your trust through how I behave, how I tell you the truth sometimes when it’s difficult news you don’t want to hear. You know trust is earned and I honor you all and I know that there is some trepidation and a new face coming on board and I will work hard, I tend to manage by eye contact. I’m here in our Tulsa office today, I travel a lot. I’m going to be no stranger to you, you’re going to get to know me. I really do look forward to building a better company through direct interaction with you. I’m going to ask a lot of questions. I really have a lot to learn, about particularly about the Marcellus – the development, the way you attack your business. You are the premier operator in that play and I am really looking forward to putting our organizations together, putting smart people in the room and coming up with best practices. Really the richness that comes from that.

So that’s kind of who I am. I actually grew up in California and didn’t have an oil company pedigree. Found my way to Colorado School of Mines and have been in Texas or Colorado my career. I’ll be moving to Houston, which is our new corporate headquarters as you know. It is my third posting in Houston. I’ve lived there twice before. I’m excited to be returning to Houston – I think it’s a terrific city and really, really look forward to rolling up my sleeves as soon as this thing closes and working to build a better company.

As soon as we close, there is no red or blue jersey here. It is one company, one board, one organization. And my promise to you is that’s exactly how I’ll behave. We cannot dispense of “pedigree company” fast enough. It is a new company and it is a level playing field. And I’m excited about that playing field because the company has broader scale.

You know Cimarex has assets in the Permian basin and the Anadarko basin. We have a very large active office in Midland, we have an office here in Tulsa, and with the office in Pittsburgh and in Susquehanna County, I’m hopeful that we’re going to be offering broader opportunity sets to legacy employees from both sides. I’m looking forward to physically mixing people up to the extent we can so we can really build a new feel, a new look and a new mindset as a brand-new company.

So, that’s where we are today – what’s next?

Well, over the next few months, I think if we had to pick a target date and I’m sure you’ve already been told this, October 1 is, I think, what the most reasonable expectation is for closing. We’ll put some transition teams together, to make the kind of decisions and recommendations that are required for building a new company. We bring two different accounting systems, two different philosophies on managing reserves. We’ll bring we have a lot more partners than Cabot. We have a lower average working interest in our wells. So things like joint interest billing, land administration – those will be handled by the integration team to figure out, alright what are the best practices? What are the required headcounts? We’ll begin the difficult work of building a new company.

We have a very different set of assets, different challenges than Cabot does, but this is just a terrific combination. When I look at the combined assets, the organizational power, the history of commitment to success, the track record of the two companies- this is a marriage made in heaven.

And just like when I look at that stable cash flow, when I look at the power of the combination, I just go “wow”. And I am thrilled and humbled to be a part of it. And I’ll say again, I’m going to earn your trust, you’re going to get to know me, I’m going to be no stranger to you, it’s life on the hoof. I’ve got a passion for this business and I really do look forward to the challenge of integrating these companies.

Between now and then of course both companies are business as usual. We’ll be doing as much planning as we can, subject to legal constraints. But we’re really excited to get after it.

And again, if it weren’t for the shared values that Cabot and Cimarex have, we wouldn’t be together this morning. I think that you can expect to see more things the same than change, but you’ll meet some new faces, all have a different style. But we all will learn about one another and I am thrilled for the opportunity.

Thank you for joining me this morning, and as soon as possible, I am looking forward to seeing you face-to-face. So let’s get after it. Thank you.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “outlook,” “will,” “should,” “may” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot’s and Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot’s and Cimarex’s plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that Cabot or Cimarex may be unable to obtain governmental and regulatory approvals required for the merger; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot’s common stock or Cimarex’s common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot’s and Cimarex’s businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot’s and Cimarex’s businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business’ financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, will be described in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot’s website at www.cabotog.com/investor-relations and on the SEC’s website at http://www.sec.gov; and (2) Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Cabot intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Cabot and Cimarex and that also constitutes a prospectus of Cabot. Each of Cabot and Cimarex may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Cabot and Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.